1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2011
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 13, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited* (the "Company"), you should at once hand this Circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this Circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

DISCLOSEABLE AND CONNECTED TRANSACTION IN RESPECT OF
THE COUNTER GUARANTEE TO BE GRANTED TO CHINALCO

Independent financial adviser to the
Independent Board Committee and Independent Shareholders

A letter from the Board containing details of the Counter Guarantee is set out on pages 1 to 7 of this Circular. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in respect of the granting of the Counter Guarantee is set out on pages 8 to 9 of this Circular. A letter from China Merchants Securities, the independent financial adviser, containing its independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the granting of the Counter Guarantee is set out on pages 10 to 18 of this Circular.

The granting of the Counter Guarantee is subject to approval by the Independent Shareholders at the 2010 annual general meeting of the Company ("AGM"), which will be held on Tuesday, 31 May 2011 at 10:30 a.m. at the Company's conference room, 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China. A notice convening the AGM is enclosed with the circular of the Company dated 14 April 2011 ("AGM Circular").

A reply slip and a form of proxy for use at the AGM are enclosed in the AGM Circular and are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who intend to attend the AGM shall complete and return the reply slip in accordance with the instructions printed thereon before Wednesday, 11 May 2011. Shareholders who intend to appoint a proxy to attend the AGM shall complete and return form of proxy enclosed in the AGM Circular in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

14 April 2011

* For identification purpose only

CONTENTS

Page

Definitions	ii

Letter from the Board	1

Letter from the Independent Board Committee	8

Letter from the Independent Financial Adviser	10

Appendix - General Information	A1
- i -

DEFINITIONS

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

"A Shares"	the domestic shares issued by the Company and denominated in RMB with a nominal value of RMB1.00 each which are listed on the Shanghai Stock Exchange

"AGM"

the 2010 annual general meeting of the Company to be convened on Tuesday, 31 May 2011 at 10:30 a.m. at the Company's conference room, 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China

"AGM Circular"	the circular of the Company dated 14 April 2011 in which the Company, among other things, gives notice of the AGM

"associate(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules

"Board"	the board of Directors of the Company

"China Merchants Securities"

China Merchants Securities (HK) Co., Limited, a corporation licensed to carry on type 1 (dealing in securities), type 2 (dealing in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO, the independent financial adviser appointed by the Company to provide independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the granting of the Counter Guarantee

"Chinalco"	Aluminum Corporation of China*, a state-owned enterprise and the controlling shareholder of the Company holding (together with its associates) 41.82% of the total issued share capital of the Company
* For identification purpose only

- ii -

DEFINITIONS

"Company"

Aluminum Corporation of China Limited*, a joint stock limited company incorporated in the People's Republic of China with limited liability, whose A Shares, H Shares, American depository receipts are listed on the Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange, Inc., respectively

"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules

"Counter Guarantee"

the counter guarantee to be granted by the Company to Chinalco in respect of the Guarantee, the principal terms of which are set out in the section headed "The Counter Guarantee" in the Letter from the Board of this Circular

"Director(s)"	the directors of the Company

"Guarantee"

the guarantee provided by Chinalco to Rio Tinto plc under which Chinalco unconditionally and irrevocably guarantees to Rio Tinto plc the performance by the Company of all its obligations under the Simandou Joint Development Agreement in accordance with the terms thereof

"Group"	the Company and its subsidiaries

"H Shares"

the overseas-listed foreign invested shares in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Independent Board Committee"

a committee of the Board established for the purpose of considering the granting of the Counter Guarantee, comprising independent non-executive Directors, namely, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao

* For identification purpose only

- iii -

DEFINITIONS

"Independent Shareholders"	the Shareholders (other than Chinalco and its associates) who are not required to abstain from voting on the resolution to be proposed in respect of the granting of the Counter Guarantee at the AGM

"Latest Practicable Date"	Monday, 11 April 2011, being the latest practicable date of ascertaining information contained in this Circular prior to its publication

"RMB"	Renminbi, the lawful currency of the PRC

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) as amended from time to time

"Shareholders"	the holders of A Shares and holders of H Shares

"Simandou Joint Development Agreement"	the Joint Development Agreement dated 29 July 2010 entered into between the Company and Rio Tinto plc together with one of its affiliates in respect of the Underlying Transaction

"Simandou Project"	the project to develop and operate the Simandou iron ore mine located in Guinea in west Africa as further described in the Simandou Joint Development Agreement

"subsidiary"	has the same meaning ascribed thereto under the Hong Kong Listing Rules

"Underlying Transaction"	the development and operation of the Simandou Project in Guinea in west Africa

- iv -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiong Weiping	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Liu Xiangmin	Beijing
The People's Republic of China
Non- executive Directors:	Postal code: 100082
Mr. Shi Chungui
Mr. Lv Youqing	Principal place of business:
No. 62 North Xizhimen Street
Independent non- executive Directors:	Haidian District
Mr. Zhang Zhuoyuan	Beijing
Mr. Wang Mengkui	The People's Republic of China
Mr. Zhu Demiao	Postal code: 100082

Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

14 April 2011
To the Shareholders

Dear Sir or Madam,
DISCLOSEABLE AND CONNECTED TRANSACTION IN RESPECT OF
THE COUNTER GUARANTEE TO BE GRANTED TO CHINALCO

INTRODUCTION

On 29 July 2010, the Company and Rio Tinto plc together with one of its affiliates entered into the Simandou Joint Development Agreement for the development and operation of the Simandou Project in Guinea in west Africa. In respect of the Underlying Transaction, Chinalco and Rio Tinto plc have entered into ancillary terms, including the provision of the Guarantee by Chinalco to Rio Tinto plc for the performance by the Company of all its obligations under the Simandou Joint Development Agreement in accordance with its terms.

* For identification purpose only

- 1 -

LETTER FROM THE BOARD

On 26 October 2010, the Board announced that in relation to the Underlying Transaction and the Guarantee, and upon the request of Chinalco, the Company proposed to grant the Counter Guarantee to Chinaclo on the principal terms set out in the section headed "The Counter Guarantee" below. The granting of the Counter Guarantee is subject to approval by the Independent Shareholders at the AGM and will be entered into if approved by the Independent Shareholders at the AGM. The purpose of this Circular is to provide the Shareholders with further information in respect of the granting of the Counter Guarantee to enable the Independent Shareholders to form an informed decision on the proposed resolution at the AGM. This Circular also contains (i) a letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in respect of the granting of the Counter Guarantee; and (ii) a letter from China Merchants Securities, the independent financial adviser, containing its independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the granting of the Counter Guarantee.

BACKGROUND OF THE GRANTING OF THE COUNTER GUARANTEE

On 29 July 2010, the Company and Rio Tinto plc, together with one of its affiliates, entered into the Simandou Joint Development Agreement for the development and operation of the Simandou Project in Guinea in west Africa. Pursuant to the Simandou Joint Development Agreement, Rio Tinto plc will incorporate a new company, to which shall be transferred the entire 95% interest of Rio Tinto plc in the existing project company incorporated for investing in and developing the Simandou Project. The Company will, through its subsidiary, acquire by stages up to a 47% equity interest in the new company, the consideration for which will be paid by instalments by the Company fulfilling the funding obligation of a total of US$1.35 billion for the development of the Simandou Project. The entire 47% equity interest in the new company will be acquired progressively by a subsidiary of the Company in stages over a period of approximately three to five years from the effective date of the Simandou Joint Development Agreement, subject to the Company fulfilling its funding obligation referred to above. For further details of the Simandou Joint Development Agreement and the Simandou Project, please refer to the announcement of the Company dated 29 July 2010.

In respect of the Underlying Transaction, Chinalco and Rio Tinto plc have entered into ancillary terms, under which Chinalco has provided the Guarantee to unconditionally and irrevocably guarantee to Rio Tinto plc the performance by the Company of all its obligations under the Simandou Joint Development Agreement in accordance with its terms.

- 2 -

LETTER FROM THE BOARD

Chinalco has requested the Company to provide the Counter Guarantee in respect of Chinalco's Guarantee. On 25 October 2010, at the Fifth Meeting of the Fourth Session of the Board, all Directors including the independent non-executive Directors (other than Mr. Xiong Weiping and Mr. Lv Youqing, who had abstained from voting by reason of their holding management positions in Chinalco), having considered Chinalco's request, approved the provision of the Counter Guarantee by the Company to Chinalco. The Board also approved the formation of the Independent Board Committee to provide recommendation to the Independent Shareholders in respect of the granting of the Counter Guarantee and the appointment of an independent financial adviser to provide independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the granting of the Counter Guarantee. For further information on the relevant Board resolution passed on 25 October 2010, please refer to the announcement of the Company dated 25 October 2010.

THE COUNTER GUARANTEE

The proposed principal terms of the Counter Guarantee are set out as follows:

Grantor:	The Company

Grantee:	Chinalco

Nature of the Counter Guarantee:	Unconditional and irrevocable

Counter Guaranteed Obligations:

The Company guarantees that it shall duly perform its obligations under the Simandou Joint Development Agreement. In the event that the Company fails to perform its obligations under the Simandou Joint Development Agreement and as a result of which Chinalco has to perform such obligations as required under the Guarantee, the Company shall pay to Chinalco all its actual economical loss arising therefrom.

Counter Guaranteed Amount:

The amount actually paid by Chinalco in accordance with the terms of the Guarantee, which shall not exceed the corresponding amount of the Company's liability under the Simandou Joint Development Agreement.

- 3 -

LETTER FROM THE BOARD

Term:

The term is contemporaneous with the Company's performance period of the Simandou Joint Development Agreement and shall be extended to cover any period in which the Company has any outstanding liability or obligation under or in respect of the Simandou Joint Development Agreement.

Governing Law:	PRC laws

At the Latest Practicable Date, the terms of the Counter Guarantee have been agreed between the Company and Chinalco, but the Counter Guarantee has not been executed by the Company pending approval by the Independent Shareholders at the AGM.

The granting of the Counter Guarantee will not impose liabilities on the Company which are additional to the Company's liability under the Simandou Joint Development Agreement as (i) the Company's obligations under the Counter Guarantee correspond with the Company's obligations under the Simandou Joint Development Agreement, and (ii) the Counter Guarantee is proposed to be granted on the basis of Chinalco's Guarantee in respect of the Company's performance of its obligations under the Simandou Joint Development Agreement. Furthermore, no security will be granted by the Company in respect of the Guarantee or the Counter Guarantee.

REASONS FOR AND BENEFITS OF THE COUNTER GUARANTEE

Participation in the Simandou Project signifies a significant step in the expansion of the Company's business scope to other energy and mineral resources businesses and provides an invaluable opportunity for the Company's future growth in iron ore production. It also enhances the Company's development potentials and increases the value of the Company. While Chinalco guaranteed to Rio Tinto the performance by the Company of all its obligations under the Simandou Joint Development Agreement, the Company is of the view that it has the financial resources to perform all its obligations under the Simandou Joint Development Agreement and the provision of the Guarantee by Chinalco and the Counter Guarantee will not impose any additional liabilities on the Company. The Board, having duly considered the request by Chinalco for the provision of the Counter Guarantee, believes that as the Simandou Project is beneficial to the strategic growth of the Company, it is in the interest of the Company and its Shareholders as a whole to grant the Counter Guarantee in favor of Chinalco.

- 4 -

LETTER FROM THE BOARD

INFORMATION OF THE COMPANY AND CHINALCO

The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC, and also the second largest producer of alumina as well as the third largest producer of primary aluminum in the world. It is principally engaged in the mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products, and the trading of other non-ferrous metal products.

Chinalco, the controlling shareholder of the Company, is a state-owned enterprise established in accordance with the laws of the PRC. It is principally engaged in (i) investment and operation management of state-owned assets; (ii) bauxite mining, alumina refining, smelting, electrolyzation, processing and trading of aluminum; (iii) mining, smelting, electrolyzation, processing and trading of rare metals and rare earth; (iv) mining, smelting, processing and trading of copper and other nonferrous metals; and (v) related engineering and technological services.

IMPLICATIONS OF THE HONG KONG LISTING RULES

Chinalco is the controlling shareholder of the Company. Therefore, Chinalco is a connected person of the Company for the purpose of the Hong Kong Listing Rules and the granting of the Counter Guarantee will constitute a connected transaction of the Company as defined under Rule14A.10(13)(e) of the Hong Kong Listing Rules. As the highest percentage ratio among all applicable percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) represented by the Counter Guarantee is more than 5% but less than 25%, the granting of the Counter Guarantee falls within the provision under Rule 14A.17 of the Hong Kong Listing Rules, and is therefore subject to the reporting, announcement and the Independent Shareholders' approval requirements under the Hong Kong Listing Rules. The granting of the Counter Guarantee also constitutes a discloseable transaction under the Hong Kong Listing Rules.

The Independent Board Committee has been established by the Board to consider the granting of the Counter Guarantee and to provide recommendation to the Independent Shareholders in respect of the granting of the Counter Guarantee and as to how they should vote on the resolution approving the granting of the Counter Guarantee at the AGM. China Merchants Securities has been appointed as the independent financial adviser by the Company to provide independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the granting of the Counter Guarantee.

- 5 -

LETTER FROM THE BOARD

THE AGM

The Company will convene the AGM to consider and, if thought fit, approve, among other things, the granting of the Counter Guarantee.

A notice convening the AGM is set out in the AGM Circular. A form of proxy and the reply slip for use at the AGM are enclosed with the AGM Circular. Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be). In order to be valid, the above documents must be delivered to the H Share Registrar of the Company, Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do.

Chinalco and its associates will abstain from voting on the resolution approving the granting of the Counter Guarantee to be proposed at the AGM.

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, the votes at the AGM in respect of the granting of the Counter Guarantee will be taken by poll. The Company will announce the results of the poll in accordance with the Hong Kong Listing Rules following the AGM.

CLOSURE OF H SHARE REGISTER OF MEMBERS

The H Share register of members is currently closed until (and inclusive of) Thursday, 14 April 2011 for the holding of the second extraordinary general meeting of the Company on Thursday, 14 April 2011 in compliance with the articles of association of the Company, no transfer of H Shares will be effected until (and inclusive of) Thursday, 14 Apirl 2011. The H Share register will be reopened on Friday, 15 April 2011 to effect transfers of H Shares and will be closed again from Sunday, 1 May 2011 to Tuesday, 31 May 2011 (both days inclusive), during which period no transfer of H Shares will be effected. Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Friday, 29 April 2011 are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order for the Shareholders to be qualified for attendance at the AGM, all transfer documents accompanied by the relevant H share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 29 April 2011 for registration.

- 6 -

LETTER FROM THE BOARD

RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on pages 8 to 9 of this Circular which contains its recommendation to the Independent Shareholders in respect of the granting of the Counter Guarantee and the letter from China Merchants Securities set out on pages 10 to 18 of this Circular which contains its independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the granting of the Counter Guarantee.

The Board (including the independent non-executive Directors, but excluding Mr. Xiong Weiping and Mr. Lv Youqing, who had abstained from voting by reason of their holding management positions in Chinalco as well) is of the view that the granting of the Counter Guarantee by the Company in favor of Chinalco is fair and reasonable and in the interests of the Company and its Shareholders as a whole and the terms of the Counter Guarantee are normal commercial terms and are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend all Shareholders to vote in favor of the resolution approving the granting of the Counter Guarantee to be proposed at the AGM.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this Circular.

By order of the Board
Aluminum Corporation of China Limited*
Xiong Weiping
Chairman and CEO
* For identification purpose only

- 7 -

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

To the Independent Shareholders	14 April 2011

Dear Sir or Madam,
DISCLOSEABLE AND CONNECTED TRANSACTION IN RESPECT OF
THE COUNTER GUARANTEE TO BE GRANTED TO CHINALCO

We refer to this Circular of the Company dated 14 April 2011 to the shareholders of the Company (the "Circular"), of which this letter forms part. Terms defined in this Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of the granting of the Counter Guarantee.

China Merchants Securities has been appointed by the Company as the independent financial adviser to provide independent financial advice to you in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 10 to 18 of this Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 7 of this Circular and the additional information set out in the Appendix to this Circular.

* For identification purpose only

- 8 -

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the terms of the Counter Guarantee and having considered the interests of the Company and the Independent Shareholders and the advice of China Merchants Securities, we consider that the granting of the Counter Guarantee by the Company in favor of Chinalco is fair and reasonable and in the interests of the Company and its Shareholders as a whole and the terms of the Counter Guarantee are normal commercial terms and are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders to vote in favor of the resolution approving the granting of the Counter Guarantee to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Zhang Zhuoyuan,
Wang Mengkui,
Zhu Demiao
Independent non-executive Directors

* For identification purpose only

- 9 -

LETTER FROM CHINA MERCHANTS SECURITIES

The following is the text of a letter of advice from China Merchants Securities to the Independent Board Committee and the Independent Shareholders in respect of the granting of the Counter Guarantee, which has been prepared for the purpose of inclusion in this circular.

48th Floor
One Exchange Square
Central
Hong Kong

14 April 2011

To :	The Independent Board Committee and the Independent Shareholders of Aluminium Corporation of China Limited*

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION
IN RESPECT OF THE COUNTER GUARANTEE
TO BE GRANTED TO CHINALCO

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in respect of the granting of the Counter Guarantee, particulars of which are set out in the letter from the Board (the "Letter from the Board") contained in this circular dated 14 April 2011 (the "Circular") issued by the Company, of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless otherwise defined.

As set out in the Letter from the Board, on 26 October 2010, the Board announced that upon the request of Chinalco, the Company proposed to grant the Counter Guarantee in favor of Chinalco in relation to the development and operation of the Simandou Project in Guinea in west Africa. Please refer to the section headed "Background of the granting of the Counter Guarantee" below for the background of the granting of the Counter Guarantee.

* For identification purpose only

- 10 -

LETTER FROM CHINA MERCHANTS SECURITIES

Chinalco is the controlling shareholder of the Company. Therefore, Chinalco is a connected person of the Company for the purpose of the Hong Kong Listing Rules and the granting of the Counter Guarantee will constitute a connected transaction of the Company as defined under Rule14A.10(13)(e) of the Hong Kong Listing Rules. As the highest percentage ratio among all applicable percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) represented by the Counter Guarantee is more than 5% but less than 25%, the granting of Counter Guarantee falls within the provision under Rule 14A.17 of the Hong Kong Listing Rules, and is therefore subject to the reporting, announcement and the Independent Shareholders' approval requirements under the Hong Kong Listing Rules. The granting of the Counter Guarantee also constitutes a discloseable transaction under the Hong Kong Listing Rules. Accordingly, the granting of the Counter Guarantee is subject to the approval of the Independent Shareholders at the AGM by way of poll. Chinalco and its associates will abstain from voting on the resolution approving the granting of the Counter Guarantee to be proposed at the AGM.

The Independent Board Committee, comprising all the three independent non-executive Directors, namely Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao, has been established to advise the Independent Shareholders in relation to the granting of the Counter Guarantee. We, China Merchants Securities, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

BASIS OF OUR OPINION

In formulating our advice and opinion, we have relied on the accuracy of the information and representations contained in the Circular, which have been considered to be complete and relevant, and the information obtained from the public domain. We have assumed that all statements, information and representations made or referred to in the Circular, for which the Directors are solely responsible for, were true, accurate and complete in all material respects at the time when they were made and will continue to be so as at the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due and careful enquiry and were based on honestly held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the management of the Company and we have been advised by the Directors and the management of the Company that no material fact has been omitted from the information and representations provided , and referred to, in the Circular. We have no reason to suspect that any material information has been withheld by the Directors or the management of the Company. We have not, however, carried out any independent verification of the information provided to us by the Directors and the management of the Company and the information obtained from the public domain, nor have we conducted any independent investigation into the affairs, the business and financial position and the future prospects of each member of the Group and Chinalco and their respective shareholders, associates and business partners. Our opinion is based on the information and representations available to us as of the date of

- 11 -

LETTER FROM CHINA MERCHANTS SECURITIES

this letter. We have no obligation to update our advice and opinion to take into account circumstances and events occurring after the date of this letter. As a result, circumstances and events could occur prior to the approval of the granting of the Counter Guarantee that, if known to us at the time when we had rendered our advice and opinion, would have altered our advice and opinion.

BACKGROUND OF THE GRANTING OF THE COUNTER GUARANTEE

The Group

The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC, and also the second largest producer of alumina as well as the third largest producer of primary aluminum in the world. It is principally engaged in the mining of bauxite; production and sales of alumina, primary aluminum and aluminum fabrication products, and the trading of other non-ferrous metal products.

Set out below is a summary of the Group's financial information prepared in accordance with the International Financial Reporting Standards for each of the two years ended 31 December 2009 and 2010 as disclosed in the annual results announcement for the year ended 31 December 2010 of the Company:

	For the year ended	For the year ended
	31 December 2010	31 December 2009

In RMB million
Revenue	120,995	70,268
Operating profit/(loss)	3,402	(3,279)
Profit/(loss) for the year	969	(4,680)

	As at	As at
	31 December 2010	31 December 2009
In RMB million
Total assets	141,322	133,975
- Cash and cash equivalents	8,983	7,401
Total liabilities	84,135	78,394
Net assets	57,187	55,581
Net assets attributable to the equity holders of the Company	51,581	50,401

- 12 -

LETTER FROM CHINA MERCHANTS SECURITIES

Chinalco

Chinalco, the controlling shareholder of the Company, is a state-owned enterprise established in accordance with the laws of the PRC. It is principally engaged in (i) investment and operation management of state-owned assets; (ii) bauxite mining, alumina refining, smelting, electrolyzation, processing and trading of aluminum; (iii) mining, smelting, electrolyzation, processing and trading of rare metals and rare earth; (iv) mining, smelting, processing and trading of copper and other nonferrous metals; and (v) related engineering and technological services.

Rio Tinto plc and the Rio Tinto Group

Rio Tinto plc ("Rio Tinto"), a company incorporated in England and Wales, the shares of which are listed on the London Stock Exchange and New York Stock Exchange. The Rio Tinto Group's business is exploring, mining, and processing mineral resources. Its major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt and talc) and iron ore. The activities of Rio Tinto Group span across the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Granting of the Counter Guarantee

On 29 July 2010, the Company and Rio Tinto, together with one of its affiliates entered into the Simandou Joint Development Agreement for the development and operation of the Simandou Project in Guinea in west Africa.

Pursuant to the Simandou Joint Development Agreement, Rio Tinto will incorporate a new company (the "Project Company"), to which shall be transferred the entire 95% interest of Rio Tinto in the existing project company incorporated for investing in and developing the Simandou Project. The Company will, through its subsidiary, acquire by stages up to a 47% equity interest in the Project Company, the consideration for which will be paid by instalments by the Company fulfilling the funding obligation of a total of US$1.35 billion for the development of the Simandou Project. The entire 47% equity interest in the Project Company will be acquired progressively by a subsidiary of the Company in stages over a period of approximately three to five years from the effective date of the Simandou Joint Development Agreement, subject to the Company fulfilling its funding obligation referred to above.

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LETTER FROM CHINA MERCHANTS SECURITIES

In respect of the Underlying Transaction, Chinalco and Rio Tinto have entered into ancillary terms, under which Chinalco has provided the Guarantee to unconditionally and irrevocably guarantee to Rio Tinto the performance by the Company of all its obligations (the "Obligations") under the Simandou Joint Development Agreement in accordance with its terms.

On 25 October 2010, all Directors including the independent non-executive Directors (other than Mr. Xiong Weiping and Mr. Lv Youqing, who had abstained from voting by reason of their holding management positions in Chinalco) have approved the provision of the Counter Guarantee. Please refer to the section headed "Proposed principal terms of the Counter Guarantee" for the proposed principal terms of the Counter Guarantee.

PROPOSED PRINCIPAL TERMS OF THE COUNTER GUARANTEE

The proposed principal terms of the Counter Guarantee are set out below:

Grantor:	The Company

Grantee:	Chinalco

Nature of the Counter Guarantee	Unconditional and irrevocable

Counter Guaranteed Obligations:

The Company guarantees that it shall duly perform its Obligations under the Simandou Joint Development Agreement. In the event that the Company fails to perform its Obligations and as a result of which Chinalco has to perform such Obligations as required under the Guarantee, the Company shall pay to Chinalco all its actual economical loss arising therefrom.

Counter Guaranteed Amount:

The amount actually paid by Chinalco in accordance with the terms of the Guarantee, which shall not exceed the corresponding amount of the Company's liability under the Simandou Joint Development Agreement.

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LETTER FROM CHINA MERCHANTS SECURITIES

Term:

The term is contemporaneous with the Company's performance period of the Simandou Joint Development Agreement and shall be extended to cover any period in which the Company has any outstanding liability or obligation under or in respect of the Simandou Joint Development Agreement.

Applicable Law	PRC laws

As at the Latest Practicable Date, the terms of the Counter Guarantee have been agreed between the Company and Chinalco, but the Counter Guarantee has not been executed by the Company pending approval by the Independent Shareholders at the AGM.

PRINCIPAL FACTORS AND REASONS FOR THE GRANTING OF THE COUNTER GUARANTEE

In arriving at our advice and recommendation in respect of the granting of the Counter Guarantee, we have taken into account the principal factors and reasons set out below:

Reasons for the granting of the Counter Guarantee

As stated in the Letter from the Board, participation in the Simandou Project represents a significant step in the expansion of the Group's business scope to other energy and mineral resources businesses and provides an invaluable opportunity for the Group's future growth in iron ore production. It also enhances the Group's development potentials and increases the value of the Group.

Pursuant to terms of the Counter Guarantee, in the event that the Group fails to perform its Obligations and as a result of which Chinalco has to perform such Obligations as required under the Guarantee, the Group shall pay to Chinalco all its actual economical loss arising therefrom. The Directors have confirmed that, as at the Latest Practicable Date, the Group has the financial resources to perform all its Obligations. Accordingly, the entering into of the Counter Guarantee will not impose additional liability on the Group and any adverse impact on the financial position of the Group.

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LETTER FROM CHINA MERCHANTS SECURITIES

In view of (i) the expected beneficial strategic growth of the Group arising from the Simandou Project; and (ii) the Counter Guarantee will not impose any additional liability on the Group as long as the Group has the financial resources to fulfill and perform its primary Obligations under the Simandou Joint Development Agreement, after having duly considered the request by Chinalco for the provision of the Counter Guarantee, we concur with the Directors' view that it is in the interest of the Company and its Independent Shareholders as a whole to provide the Counter Guarantee.

Basis for determining the terms of the Counter Guarantee

In assessing the fairness and reasonableness of the terms and arrangement of the Counter Guarantee, we have researched on transactions involving provision of counter guarantee of similar nature to the Counter Guarantee (the "Comparable Transactions") by or to other companies ("Listed Companies") listed on the main board of the Stock Exchange as announced from 1 January 2011 up to and including 21 March 2011, being the date of the announcement of the Counter Guarantee. Details of the Comparable Transactions are summarized as follows:

Date of	Grantor	Grantee	Description
announcement

28 February 2011	A joint venture parnter (the "JV Partner") to a joint venture company (the "JV Company") of Shui On Land Limited ("SOL") and Shui On Construction and Materials Limited ("SOCAM")	A subsidary of SOL and SOCAM (collectively "Shui On Companies")

Shui On Companies provided a guarantee (the "Shui On Guarantee") on payment and certain other obligations of the JV Company. The JV Partner at the same time provided a counter indemnity in favor of Shui On Companies against amount payable and certain other obligations by Shui On Companies under the Shui On Guarantee.

28 January 2011	Datang International Power Generation Co., Ltd. ("DIPG")	A subsidiary of China Datang Corporation ("CDC Subsidiary")

CDC Subidiary provided a guarantee (the "CDC Subsidiary Guarantee") to secure a loan facility issued by a bank to a subsidiary of DIPG. DIPG, in return, provided a counter guarantee in favor of CDC Subsidiary against all amounts incurred by CDC Subsidiary under the CDC Subsidiary Guarantee.

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LETTER FROM CHINA MERCHANTS SECURITIES

26 January 2011	China Travel International Investment Hong Kong Limited ("CTS")	China National Travel Service (HK) Group Corporation ("CTS Holdings")

CTS Holdings provided a credit guarantee (the "CTS Holding Guarantee") to secure a loan agreement from a bank to a subsidary of CTS. CTS, at the same time, provided a counter guarantee in favor of CTS Holdings against amount payable by CTS Holdings under the CTS Holding Guarantee.

As shown in the table above, we note that (i) it is not uncommon for Listed Companies to provide or receive a counter guarantee in return to a guarantee provided by or to an entity covering the same or related subject; (ii) the counter guarantee amount of or obligation covered by the Comparable Transactions are determined based on the relevant amount and terms of the respective original guarantees of such Comparable Transactions.

In respect of the Underlying Transaction, Chinalco has provided the Guarantee to unconditionally and irrevocably guarantee to Rio Tinto the performance by the Company of all its Obligations. As advised by the Directors, the Group proposed to provide the Counter Guarantee in favor of Chinalco with reference to its primary responsibility to perform those Obligations. As such, the Directors confirm that the granting of the Counter Guarantee will not impose further liability on the Group which are additional to the Obligations.

Given that (i) the provision of Counter Guarantee is not an uncommon arrangement among Listed Companies; (ii) the Obligations covered by the Counter Guarantee are determined based on the relevant amount and terms under the Guarantee; and (iii) the Counter Guarantee will not impose further liability on the Group which are additional to the Obligations, we are of the view that the terms of the Counter Guarantee are on normal commercial terms and are fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned.

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LETTER FROM CHINA MERCHANTS SECURITIES

RECOMMENDATION

Taking into consideration of the above factors, we concur with the Directors' view that the granting of the Counter Guarantee by the Company in favor of Chinalco is (i) in the interests of the Company and its Independent Shareholders as a whole; and (ii) the terms of the Counter Guarantee are on normal commercial terms and are fair and reasonable so far as the Company and its Independent Shareholders as a whole are concerned. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favor of the resolution regarding the granting of the Counter Guarantee to be proposed at the AGM.

Yours faithfully,
For and on behalf of
China Merchants Securities (HK) Co., Limited

Ronald T.L. Wan	Christine Au
Managing Director	Executive Director
Investment Banking Department	Investment Banking Department

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APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

2.	DIRECTORS', CHIEF EXECUTIVE'S AND SUPERVISORS' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES

At the Latest Practicable Date, none of the Directors, Chief Executive or Supervisors or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

3.	MATERIAL ADVERSE CHANGE

At the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2010, being the date to which the latest published audited accounts of the Group were made up to.

4.	MATERIAL LITIGATION

At the Latest Practicable Date, as far as the Directors are aware, no member of the Group was involved in any material litigation or arbitration and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

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APPENDIX	GENERAL INFORMATION

5.	EXPERT AND CONSENT

China Merchants Securities has given and has not withdrawn its written consent to the issue of this Circular with the inclusion herein of its letter and/or references to its name in the form and context in which they respectively appear.

The following is the qualification of the expert who has provided its opinion or advice, which is contained in this Circular:

Nature of
Name	Qualification	Date of opinion	opinion or advice

China Merchants Securities (HK) Co., Limited

A corporation licensed to carry on type 1 (dealing in securities), type 2 (dealing in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the Securities and Futures Ordinance the independent financial adviser appointed by the Company to provide independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the Counter Guarantee

		14 April 2011	Independent financial advisor's opinion

At the Latest Practicable Date, as far as the Directors are aware, China Merchants Securities was not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

At the Latest Practicable Date, as far as the Directors are aware, China Merchants Securities did not have any direct or indirect interest in any assets which have been, since 31 December 2010, being the date to which the latest published accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

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APPENDIX	GENERAL INFORMATION

6.	SERVICE CONTRACTS

At the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

7.	INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

At the Latest Practicable Date, none of the Directors or Supervisors had any interest in any assets which have been since 31 December 2010 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. At the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

8.	INTEREST IN COMPETING BUSINESS

At the Latest Practicable Date, none of the Directors or their respective associates had interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.	MISCELLANEOUS

(a)

The secretary of the Company is Liu Qiang, who holds a Master's degree in English Literature with extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market.

(b)	The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(c)	The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d)	The English text of this Circular and the proxy form shall prevail over their respective Chinese text in the case of inconsistency.

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APPENDIX	GENERAL INFORMATION

10.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this Circular up to and including Tuesday, 31 May 2011:

(a)	the letter from the Independent Board Committee, the text of which is set out in this Circular;

(b)	the letter from the Independent Financial Adviser, the text of which is set out in this Circular;

(c)	the written consent of China Merchants Securities as referred to in this appendix; and

(d)	the proposed Counter-Guarantee.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary